UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of November 2002

                             TV Azteca, S.A. de C.V.
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                           (Exact name of registrant)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]       Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes [ ]             No [X]



                                          SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TV Azteca, S.A. de C.V.
                                              ----------------------
                                                   (Registrant)


Date: November 25, 2002                       By:  /s/ Othon Frias
                                                   --------------------------
                                                  Name:  Othon Frias
                                                  Title:  Attorney-in-Fact